1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR
January 29, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Dana Brown, Esq.

RE:	YouNow, Inc.
Offering Statement on Form 1-A
Qualified, as amended, July 11, 2019
File No. 024-11018
Dear Mr. Brown:
On behalf of YouNow, Inc. (the “Company”) we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to address whether a proposed asset disposition by the Company would represent a “fundamental change” that would require the suspension of qualification of the above-referenced offering statement (the “Offering Statement”) during the Staff’s review of the disclosure that describes the disposition. Based on the analysis contained herein, the Company does not believe that disclosure of the proposed disposition would require such a suspension.
Background
The Company issues cryptographic tokens (“Props Tokens”) on a continuous basis under Regulation A. It has not publicly issued any other securities.
The Company is one of the first two issuers to have a token offering qualified by the Commission. As part of the Company’s business plan, and as described in detail in the Offering Statement, the Company continually issues Props Tokens, to both new and existing Props Token holders, as rewards for engaging in certain specific activities on particular websites and mobile applications (collectively, the “Props Network”, or “Network”, of “Apps”). Once received, Props Tokens can be used by their holders to gain additional App benefits such as premium features. The Company’s business goal is to continue to expand the number of Props Network Apps, the number of Props Token users and the number of Props Tokens in circulation (subject to certain limits), so that Props Tokens become more and more useful, attractive and valuable as a functional crypto asset within a sustainable Props Token economy.
It is the Company’s strongly held belief that any interruption in the continuous issuance of Props Tokens would jeopardize this business goal and harm existing holders of Props Tokens. Continuous Props Token issuance is a principal attraction of the Network to App operators and one of the engines of growth for the Props Token economy, and is particularly important at the moment, when the Props Token economy is still young (just over six months old) and still in its first stages of growth (for data reflecting the growth of App use following the July 2019 introduction of Props Tokens, see Exhibit 15 to the Company’s current report

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 2 of 8

on Form 1-U, filed January 24, 2020). Were continuous issuance to be interrupted, the Company believes that Props Token holders would immediately, and reasonably, begin to lose confidence in Props Tokens as a viable crypto asset, and that as a result the growth of the Props Token economy would slow. If the interruption continued, holders would reasonably begin to take their activities elsewhere, app developers would lose trust in the Props Network and the Props Token economy would start to contract. It is not clear to the Company how long it might take for Props Token economic activity to come to a halt. But, given the youth and size of the Props Token economy, the Company believes that this could occur almost immediately. The result for Props Token holders would be a decline in the value of their Props Tokens, possibly to zero, as the Props Token economy collapsed.
The Company’s Immediate Needs
To grow a sustainable Props Token economy, and consequently the value of Props Tokens to their holders, the Company’s immediate needs include expanding the Props Network of Apps and raising working capital to continue the Company’s operations.
The first App in the Props Network was the Company’s own YouNow live video App, which has been rewarding users with Props Tokens issued by the Company since last July. The second App in the Network will be Camfrog, a video chat App operated by PeerStream, Inc., which will go live once the Commission qualifies the post-effective amendment to the Offering Statement currently under review by the Staff, which qualification the Company expects to request for on or about February 11, 2020. (We note that that the continuous offering and issuance of Props Tokens has not been suspended during the Staff’s review to date of this post-effective amendment.) In addition, the Company plans to add its third, fourth and fifth Apps to the Network during H1 2020 (Paltalk, another video chat App operated by PeerStream; Listia, a goods trading marketplace App; and Game Caster, a gameplay streaming App operated by XSplit). Thereafter, the Company intends to continue its efforts to add Apps and expand the Network at what it hopes will be an increasing pace.
At the same time, the Company has been seeking to increase its working capital. The Company has long been projecting to investors that its cash and cash equivalents would not be sufficient to fund its operations through specified approximate dates in 2020. See (i) the Company’s amended offering statement filed July 10, 2019, in the Risk Factors section at page 33 (projecting cash availability for 16 months); (ii) the Company’s amended offering statement filed September 27, 2019, in the Risk Factors section at page 33 (providing a revised projection of cash availability through May 31, 2020); (iii) the Company’s Form 1-SA filed October 9, 2019, at Note 17 to the consolidated financial statements (expressing substantial doubt about the Company’s ability to continue as a going concern for an additional year); and (iv) the Company’s amended offering statement filed December 5, 2019, in the Risk Factors section at page 33 (reaffirming the projection of cash availability through May 31, 2020). To address its working capital needs, the Company has, over time, rationalized its operations and reduced its headcount. More recently, it has sought to focus exclusively on growing the Props Token economy, by pursuing a separation of the Company’s video App operations from its operations as a token propagator and Props Network expander. The two operations share little overlap in terms of business skills and strategies – the Props operations are focused on building out an open-source cryptographic token platform for App businesses, and the video App operations represent a mature web-based consumer product. Moreover, they appeal to different types of investors, focusing on different areas of expertise and possessing different risk appetites and investment expectations. In the Company’s view, unbundling the two operations would free each to find additional

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 3 of 8

backing from different investors, with little to no loss of operational efficiencies. Throughout its efforts to address its working capital needs, the Company has sought to achieve an outcome that would preserve the continuous issuance of Props Tokens and the Props Token economy, for the benefit of Props Token holders.
The Company’s Intended Change
On Thursday, January 16, 2020, the Company entered into a term sheet for a contemplated transaction (the “Transaction”) that seeks to address its immediate needs and increases the probability of success of the Props Token economy. A copy of this term sheet is attached hereto as Exhibit A. In consummating the Transaction, the Company would:

•	sell the assets associated with its live video App to an entity controlled by a current, non-affiliate shareholder of the Company;

•
keep that App in the Props Network by having the buyer enter into a Props App Services Agreement and a Master Service Agreement (substantially similar to the agreements with which the Camfrog App is being added to the Network by means of the pending post-effective amendment to the Offering Statement);

•	leave the Company a “pure play” token propagation investment opportunity, which the Company believes is necessary for it to attract new private investment;

•
allow the Company to reduce its cash burn rate, by retaining its less cash-dependent token propagation operations and disposing of the more cash-dependent App operations, and win more time to seek out additional cash resources;

•	receive cash that will extend the Company’s operating runway as a token propagator and Network expander;

•
help grow the Props Network by converting the Company’s own App into a third-party App, which the Company believes will help it attract third-party App operators who might otherwise perceive conflicts of interest between the Company’s role as operator of the Network and its role as operator of one of the Network Apps; and

•	leave the live video App in a position to prosper on its own.
However, the Company will not be able to effectively meet its needs and benefit the Props Token economy if, as a result of moving from the term sheet described above to a completed asset sale, the Company’s continuous issuance of Props Tokens is interrupted. Such an interruption could occur if the contemplated Transaction were to represent a “fundamental change” as to which the Commission would require a suspension of qualification of the Offering Statement during the Staff’s review of the disclosure that describes the Transaction. For the reasons set forth below, the Company has concluded that the contemplated Transaction does not represent such a change, and can be disclosed to the public without a suspension of qualification, either by means of a supplement to the offering circular contained in the Offering Statement or, if necessary (and as has been employed for the addition of the Camfrog App to the Props Network), by means of a post-effective amendment that is reviewed the Staff but in connection with which no suspension of qualification is required.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 4 of 8

The Elements of a “Fundamental Change”
The term “fundamental change” is not mentioned in Regulation A.1 Nevertheless, the Company recognizes that the Staff has long used the concept of “fundamental change”, as set forth in Item 512(a)(1)(ii) of Regulation S-K, to help determine when, in the course of continuous, registered offerings under Rule 415, post-effective changes in disclosure are substantial enough to require the suspension of such offerings while the Staff reviews the new disclosure. For purposes of this letter, the Company will not question the appropriateness of the Staff employing a similar tool to determine when, in the course of continuous, qualified offerings under Regulation A, changes in disclosure deserve similar treatment.2
The Commission has never offered a general definition of what constitutes a “fundamental change”. Examples in various interpretive materials suggest that a fundamental change may include a major change to an issuer’s operations; a significant acquisition or disposition; or a change in the business or operations of an issuer that would necessitate a restatement of its financial statements. In addition, the fundamental change concept has been described in commentary as “super materiality”, meaning that it would involve a change highly material to investors, and not just material. Finally, although by its own terms it does not control here, Form 1-U would “deem” a fundamental change to include an acquisition for which the purchase price would exceed 50% of the total consolidated assets of the issuer as of the end of the most recently completed fiscal year; or a merger, consolidation, acquisition or similar transaction that would require approval by the issuer’s securityholders; or any contract upon which the issuer’s business is substantially dependent. Form 1-U, Item 1, Instruction 2.3
In all events, the Commission has consistently maintained that it is the responsibility of management to determine what constitutes a fundamental change.4 This is an apt approach, for it recognizes that what may be fundamental for one issuer, and in one circumstance, may not be fundamental for other issuers, or in other circumstances. This is the case here, as the Company addresses below.
Why the Company’s Intended Change is not “Fundamental”
The Company does not believe that the contemplated Transaction represents a fundamental change to the offering because the Company does not believe that a sale of the YouNow App would be material to the holders of Props Tokens. Since the holders of Props Tokens are the only public investors at issue, the
1 It is used in Form 1-U but, as expressly set forth in that form, “solely for the purposes of” reporting developments on that form. See Form 1-U, Item 1, Instruction 2; see also the additional discussion of Form 1-U later in this letter.
2 The Company observes, however, that the 2015 amendments to Regulation A were intended to, among other things, “create additional flexibility for issuers in the offering process”, Commission Release No. 33-9741 (adoption of final rule amendments to Regulation A), at page 7. The Company also believes that it is the view of the investment community generally that Regulation A disclosure rules are intended to be imposed more flexibly than similar rules imposed on Securities Act registrants.
3 See also Division of Corporation Finance Financial Reporting Manual at Section 2045.3 (“offerings pursuant to effective registration statements cannot proceed if the significance of an acquisition exceeds 50% and financial statements have not been filed”).
4 See, e.g., Division of Corporation Finance Financial Reporting Manual at Sections 2045.3 and 13100.2.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 5 of 8

reasonable Props Token holder’s perspective and interests should be the Staff’s predominant concern here. No good, and much harm, could be done by judging whether a fundamental change exists from the perspective of a hypothetical public equity or debt holder that does not exist in this circumstance.
The Company issues Props Tokens under Regulation A and has no other publicly issued securities. The offering circular makes clear that the holders of Props Tokens have no stake in the Company’s equity or earnings, and no right to involvement in the Company’s operations.
As a result, it is the Company’s view that the Transaction would not, if consummated, be material to a reasonable investor in Props Tokens. Changes to the Company that might be material if they were judged from the perspective of a public equity or debt investor may be immaterial to a reasonable holder of the Company’s Props Tokens. Similarly, changes to the Company of the utmost importance to a reasonable holder of Props Tokens might be immaterial if judged from the perspective of a public equity or debt investor. In particular, a reasonable Props Token holder should be greatly concerned about changes that affect the ways in which Props Tokens may be issued, or which slow the growth of, or disrupt, the Props Token economy; should be concerned about any delays in the Company’s acquisition of additional cash resources; and need not be interested one way or another in changes to the ownership of a particular App on the Props Network, or in whether or not the Company itself owns a Network App.
When the reasonable Props Token holder’s perspective is taken into account, it is clear that there is no fundamental change as a result of the contemplated Transaction. This can be seen in a point-by-point review of the typical fundamental change elements identified earlier in this letter:
Change to Issuer’s Operations
From the point of view of a reasonable Props Token holder, the disposition by the Company of the YouNow App to an operator that will keep the App in the Props Network, and that will continue to issue Props Tokens in the same manner as currently described in the offering circular, is not material. The tokens would operate, and would be awarded, in exactly the same way after the Transaction as they have been prior to the Transaction.
Size of Disposition
The balance sheet impact of the disposition will be small. Buyer will pay a stated purchase price of $525,000, for which it will receive, along with the video App assets, $250,000 of working capital and up to $25,000 in accounts receivable adjustments. The purchase price, on either a gross or net basis, is not more than 7% of the Company’s total assets of $7,412,009 as of June 30, 2019. In addition, the effect on the Company’s cash and net income will be positive. The YouNow App currently operates at a loss; with the YouNow App removed from the Company’s operations, all remaining cash, in addition to the new cash received in the Transaction, will be available to the Company’s Props Token operations. Given the foregoing, the post-Transaction Company will actually present a reduced financial risk profile to Props Token investors, compared to the pre-Transaction Company – an outcome that a reasonable Props Token holder should find desirable.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 6 of 8

Restatement of Financial Statements
There will be no need to restate any of the Company’s financial statements as a result of the Transaction.
Materiality to Investors
As previously discussed, changes that should be of material concern to reasonable Props Tokens holders are those that interrupt the Company’s continuous offering, impede the growth of the Props Network or delay the Company’s acquisition of additional cash resources. The ownership of a particular App on the Network should not be material to reasonable Props Token holders, so long as the new holder has a commitment to maintain the use of Props Tokens, which is the case here, and except perhaps to the extent the Company’s transfer of the YouNow App to a third party actually may make it easier for the Company to market the Network to additional third-party App operators.
For the avoidance of doubt, the Transaction will not involve any change to the terms of Props Tokens or the Company’s methods of Props Token distribution – typical indicia of a fundamental change that are not present here. Users of the YouNow App have, since July, had the opportunity to earn Props Tokens through various activities that are described in detail in the offering circular. Were the contemplated Transaction to take place, users of the YouNow App would continue to have identical opportunities to earn Props Tokens through those same activities. Existing holders of Props Tokens would be able to use their tokens within the YouNow app without change and would be entirely unaffected.
Approval of Issuer’s Securityholders
The Company does not believe that shareholder approval of the Transaction is required under its Certificate of Incorporation, which calls for majority shareholder approval only in case of mergers, consolidations, reorganizations and sales or other dispositions of all or substantially all assets. Nevertheless, the Company has agreed, in the term sheet, at the request of Buyer, to secure shareholder approval of the Transaction. The Company expects to secure this approval easily, as the Company has only approximately 70 shareholders, and a majority of shareholder voting power belongs to entities with appointees on the Company’s Board.
Notwithstanding the foregoing, Props Token holders have no right to approve or disapprove any Company transaction or other action. They have no voting rights whatever in respect of Company matters. Therefore, whether the Transaction requires shareholder approval is not a reliable indication of the materiality or immateriality of the Transaction from the perspective of a reasonable Props Token holder.
Substantial Dependence of the Issuer’s Business on the YouNow App
The Company does not believe that its business is substantially dependent on owning the YouNow App. Its business is substantially dependent on one or more Apps being part of the Props Network. Because the YouNow App will continue to be part of the Network post-Transaction, the Company’s dependence on one or more Apps being part of the Network will not be undercut, and no reasonable Props Token holder need be interested in the change of ownership.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 7 of 8

Conclusion
The Company and the Commission face an unusual, and potentially unique, situation in evaluating the treatment of the contemplated Transaction, because it does not implicate conventional equity or debt securities, nor the concerns of holders of such securities. Under these circumstances, the appropriate outcome of the evaluation is clear: there is no “fundamental change” that need result in an interruption to the Company’s ongoing Props Token offering and the consequent potential loss of all Props Token value.
Nevertheless, in this circumstance the Company wishes to be entirely pragmatic. If the Staff does not accept the Company’s reasoning, then the Company would request that the Staff apply to the disclosure changes that the Company will file in respect of the Transaction the same procedure that it has applied in respect of the Company’s disclosure changes when adding a new App to the Network – specifically, that the Company file a post-effective amendment that the Staff will review, but without a suspension of qualification during the review. What is of most importance to the Company is that the Props Token economy not be unnecessarily disrupted. Avoiding disruption is in the best interests of the public investors in Props Tokens. Therefore, the Company believes that the continuous offering of Props Tokens should not be disrupted.
*          *          *
We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me at 646-895-7112 (direct), 212-370-1300 (office reception) or 917-882-2727 (mobile), or at my email address, rbaumann@egsllp.com. We look forward to hearing from you at your earliest reasonable convenience.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Adi Sideman,
President and Chief Executive Officer, YouNow, Inc.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. RE: YouNow, Inc. January 29, 2020 Page 8 of 8

EXHIBIT A
[Beginning on the following page]

CONFIDENTIAL

TERM SHEET
ACQUISITION OF YOUNOW APP AND RELATED ASSETS
This term sheet describes a potential acquisition (the “Acquisition”) by Dinosaur Sales, Ltd. or its assignee, provided such assignee is controlled by David Pachter (“Buyer”), from YouNow, Inc. (“Seller”) of YouNow, the live streaming video chat application and website (the “App”), and related assets. This term sheet does not purport to summarize all of the terms and conditions which would be contained in the definitive legal documentation for the contemplated transaction. Except as expressly set forth under “Binding Provisions” herein, this term sheet is nonbinding and the parties do not have any obligations with respect to the Acquisition or any other matter referenced herein until definitive transaction documents are executed and delivered by the parties.

Purchase Price:
Buyer will pay to Seller $525,000 in cash at the closing of the Acquisition (“Closing”), which amount will include any of the Escrow Amount (as defined below) transferred to Seller, without taking into consideration any working capital transferred with the App and IP.

Transaction Structure:
The Acquisition will be structured as an asset sale and purchase, in which Buyer will acquire from Seller the App, the intellectual property associated with the App (the “IP”), an amount of $25,000 with respect to accounts receivable, and $250,000 of working capital. Seller will retain its other assets, including its ownership of Props Public Benefit Corporation and will continue to operate the Props Token business.

App Employees:
Jake Branzburg, a current employee of Seller, will become an employee of Buyer and will serve as the President of Buyer’s App business. All other Seller employees who work on the App (together with Mr. Branzburg, the “App Employees”) will become eligible to become employees of Buyer at Buyer’s sole discretion. At Closing, Seller will terminate the App Employees and Buyer shall hire the ones identified during diligence as set forth in the transaction documents immediately thereafter. Buyer will have no obligation to retain any App Employees going forward. Adi Sideman will remain CEO and a director of Seller and have no position with Buyer.

App Employee Equity Awards:
The App Employees whom are employed by Buyer, who have received Seller stock options will retain such awards, and such awards shall vest and continue to vest and become exercisable for Seller equity according to their current terms; provided, that at the time of vesting and exercise, respectively, they remain employed by Buyer.

Seller Employee Equity Awards:
Eran Kalmanson, Jonathan Achai and Peter Watts, who are to stay as employees of Seller, will receive Buyer stock options awards as discussed and to be agreed upon, in good faith, between Seller and Buyer.

CONFIDENTIAL

Liens:
The App, the associated IP and the working capital will be transferred to Buyer free and clear of all liens, claims and encumbrances, other than the Pollen working capital arrangement, which will be assigned from Seller to Buyer with the consent of Pollen. Seller will assume the balance of the debt payable to Pollen as of the Closing Date (the “Pollen Debt”). As of the Closing Date, Seller will also take possession of the balance of the accounts receivable from Apple and Google associated with the Pollen Debt (the “Apple/Google AR”). Any difference between the Pollen Debt and the Apple/Google AR will be calculated as of the Closing Date. A true-up payment will be made to Seller with respect to both that difference as well as any difference between the actual and estimated amounts of other accounts receivable (together, the “Aggregate True-Up”) promptly after all such accounts receivable with respect to the period up to and including the Closing Date have been received by Buyer.

Buyer’s Use of Props Tokens:	Buyer will enter into a cashless Props App Services Agreement with Seller; Buyer will use its reasonable best efforts to continue to keep Props Tokens usable on the App.
Participation by Shareholders of Seller:
Following public announcement of the Acquisition, existing shareholders of Seller will be provided the opportunity to participate in Buyer as passive investors, pursuant to price, timing, investment size limitation and other terms to be established by Buyer in its discretion.

Closing Conditions:	In addition to other, customary closing conditions, the existing shareholders and directors of Seller must approve Seller’s closing of the Acquisition.
Acquisition Agreement and Other Definitive Documents:
The definitive agreements for the Acquisition will contain customary representations and warranties from Buyer and Seller regarding Buyer and Seller, respectively; the assets being acquired; Buyer’s and Seller’s respective abilities to consummate the Acquisition; and related transactions and documents. They will also contain customary covenants and customary indemnifications in connection with breaches of representations, warranties and covenants.

Timing:
It is intended that the Closing of the Acquisition will take place 30 days after the latest date of execution set forth on the signature page(s) hereto (the “Closing Date”). It is currently contemplated that the Acquisition will be structured as a simultaneous signing and closing.

No-Shop:
For 90 days following the execution of this term sheet, Buyer will not engage in any Alternative Transaction. The binding terms of this undertaking are set forth in Section 3 (“Exclusivity”) under “Binding Provisions”, below.

CONFIDENTIAL

Escrow:
Following the execution of this term sheet and in no event later than January 17,
2020, Buyer will deposit $250,000 (the “Escrow Amount”) into an escrow account with SunTrust Bank (the “Escrow Agent”). Should the Acquisition close on or before the Closing Date, the Escrow Amount will be transferred to Seller and be credited toward Buyer’s payment of the Acquisition purchase price. Should Seller violate its obligations set forth in Section 3 (“Exclusivity”) under “Binding Provisions”, below, or should the Acquisition not close by the Closing Date as the proximate result of any act or omission of Seller, the Escrow Amount will be returned to Buyer. Should the Acquisition not close by the Closing Date as the proximate result of any act or omission of Buyer, the Escrow Amount will be forfeited to Seller. In the event the Acquisition does not close by the Closing Date for any reason other than the foregoing, the Escrow Amount shall be forfeited to Seller. The binding terms of this undertaking are set forth in Section 1 (“Escrow”) under “Binding Provisions”, below.

Legal Counsel:	Ellenoff Grossman & Schole LLP, counsel to Buyer, will draft the Acquisition documents. Robinson Brog Leinwand Greene Genovese & Gluck, P.C. will serve as counsel to Seller.
Binding Provisions: By their execution of this term sheet, the parties hereto agree that the following provisions are and shall be legally binding on and enforceable against the parties.

1.
Escrow: Following the execution of this term sheet and in no event later than January 17, 2020, Buyer will deposit the Escrow Amount into an escrow account with the Escrow Agent, pursuant to the terms of an Escrow Agreement. Should the Acquisition close on or before the Closing Date, both parties will take all necessary steps to ensure that the Escrow Amount will be transferred to Seller and be credited toward Buyer’s payment of the Acquisition purchase price. Should Seller violate its obligations set forth in Section 3 (“Exclusivity”) under “Binding Provisions”, below, or should the Acquisition not close by the Closing Date as the proximate result of any act or omission of Seller, or material misrepresentation by the Seller, or the Seller’s failure to be able to deliver the assets as set forth in this term sheet than the Escrow Amount will be returned upon request to Buyer, and both parties will take all necessary steps to accomplish return of the Escrow Amount. Should the Acquisition not close by the Closing Date as the proximate result of any act or omission of Buyer, the Escrow Amount will be forfeited to Seller, and both parties will take all necessary steps to accomplish such forfeiture of the Escrow Amount. In the event the Acquisition does not close by the Closing Date for any reason other than the foregoing, then 30 days after the Closing Date the Escrow Amount will be forfeited to the Seller, unless otherwise agreed by the parties. Other terms between the parties as to the deposit, maintenance and disposition of the Escrow Amount may be set forth in the definitive agreements for the Acquisition, and if any such terms are in conflict with the terms set forth in this term sheet, the terms in such definitive agreements for the Acquisition shall govern. Other terms among the parties and the Escrow Agent as to the deposit, maintenance and disposition of the Escrow Amount are expected to be set forth in the Escrow Agreement to be executed by the parties and the Escrow Agent. If either party wrongfully fails to take the necessary steps with respect to disposition of the Escrow Amount as specified in this paragraph, the other party may bring an action to require the necessary steps to be taken in any court specified in Paragraph 7 hereof. In any such action, the prevailing party shall be entitled to recover its expenses in connection with such action (and any appeal), including reasonable attorneys’ fees, from the other party.

2.
Confidentiality: Unless and solely to the extent required by applicable law or government order, no party, nor any any of their affiliates or their or their affiliates’ respective shareholders, officers,

CONFIDENTIAL

directors, employees, agents or other representatives, will make any public announcements relating to the Acquisition without the prior written consent of both Buyer and Seller, except in all cases to the extent required by applicable law or government order. The terms set forth in this term sheet, including its existence, shall be confidential information and shall not be disclosed to any third party by any party, its affiliates or its or its affiliates’ respective shareholders, officers, directors, employees, agents or other representatives, without the prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) of (x) Buyer if such disclosing party is Seller (or its related persons or entities) or (y) Seller if such disclosing party is Buyer, except in all cases to the extent required by applicable law or government order; provided, that Buyer may disclose this term sheet without the Company’s consent to any potential financing source so long as such potential financing source agrees to keep such information confidential to the same extent as if such potential financing source were a party hereunder. If a party is required by applicable law or governmental order to make any disclosure, it shall use its reasonable commercial efforts to first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required and the time and place that the disclosure will be made.

3.
Exclusivity: In consideration of the time, effort and expenses that Buyer will be devoting to the negotiation of the definitive documentation for Acquisition, Seller hereby undertakes and agrees not to, directly or indirectly, from the date that the parties have executed this term sheet through the date that is ninety (90) days thereafter (the “Exclusivity Period”), sell, transfer or otherwise dispose of its assets outside of the ordinary course of business (whether by merger, consolidation, equity sale, asset sale, recapitalization, exclusive license or otherwise), or commit to do any of the foregoing, or consummate or commit to consummate any other transaction that would prevent, impair or materially delay the Acquisition on the contemplated terms or otherwise defeat the intent of the Acquisition (each, a “Alternative Transaction”), or negotiate, discuss, induce, solicit, encourage or take any other action that could reasonably be expected to result in a Alternative Transaction. Seller shall suspend any pre-existing discussions with all parties other than Buyer regarding any potential Alternative. Seller represents that neither it nor any of its affiliates is party to or bound by any binding or non-binding agreement or understanding with respect to any Alternative Transaction.

4.
Operations in the Ordinary Course: During the Exclusivity Period, Seller will (i) continue to conduct its business in the ordinary course, consistent with past practices, (ii) maintain its properties and other assets in good working condition; and (iii) use its reasonable efforts to maintain its business and employees, customers, assets and operations as an ongoing concern in accordance with past practice. Seller will promptly notify Buyer of any material adverse event affecting it or its business, operations, assets or liabilities.

5.
Access: During the Exclusivity Period, Seller will: (a) afford Buyer and its representatives reasonable access to the Company’s assets, facilities, books and records and equipment and (b) grant Buyer and its representatives reasonable access to personnel involved in the Company’s business or operations.

6.
Costs: Whether or not the parties enter into definitive agreements or the Closing occurs (but subject to Section 3 above), each of the parties hereto will pay its own costs and expenses (including legal, financial advisory and accounting fees and expenses) incurred at any time in connection with pursuing, negotiating or consummating the Acquisition.

7.	Choice of Law; No Trial by Jury; Jurisdiction: This term sheet will be governed by and construed in accordance with New York law without regard to its choice of law or conflict of laws principles.

CONFIDENTIAL

EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS TERM SHEET. The parties agree to the exclusive jurisdiction of the federal and state courts located in New York County over any and all such legal proceedings, and waive any objections as to improper venue or inconvenient forum in respect thereof.

8.
Miscellaneous: This term sheet supersedes any prior written or oral understanding or agreements between the parties related to the subject matter hereof. This term sheet may be amended, modified or supplemented, or any provision hereof waived, only by written agreement of the parties. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. In this term sheet, the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”. This term sheet may be executed in counterparts and by facimile or other electronic transmission, each of which will be deemed to be an original copy of this term sheet, and all of which, when taken together will consistute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

CONFIDENTIAL

IN WITNESS WHEREOF, the undersigned parties have caused this term sheet to be executed as of the latest date of execution set forth below.

YOUNOW, INC.

By:	/s/ Adi Sideman
Name:	Adi Sideman
Title:	Chief Executive Officer

Date of Execution: January 16, 2020

DINOSAUR SALES, LTD.

By:	/s/ David Pachter
Name:	David Pachter
Title:	Executive Chairman

Date of Execution: January 16, 2020

[Signature Page to Term Sheet]